United States Cellular Corporation
8410 W. Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 399-8900

July 24, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Edwin Kim

Re:        United States Cellular Corporation (the “Company”)
Preliminary Schedule 14C
Filed July 16, 2024
File No. 001-09712

Dear Mr. Kim:

We are writing in response to comments provided via telephone on July 23, 2024 relating to the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”) that was filed with the Securities and Exchange Commission on July 16, 2024. For your convenience, the Staff’s comments were for the Company to elaborate on what the post-divestiture Company would look like. The Company’s response is provided in Attachment A to this letter, which response would be inserted immediately following the Summary section of the Information Statement.

If you have any questions, please contact Mitchel A. Mick of Sidley Austin LLP at 312-853-7898 or mmick@sidley.com (email). Thank you.

Very truly yours,

UNITED STATES CELLULAR CORPORATION

By:	/s/ Douglas W. Chambers
Douglas W. Chambers
Executive Vice President, Chief Financial Officer and Treasurer

cc: Adriana Welton

ATTACHMENT A

[INSERT IMMEDIATELY FOLLOWING SUMMARY OF SCHEDULE 14C]

IMPACT OF TRANSACTIONS ON THE COMPANY AND USCC COMMON STOCK

The Closing of the Transactions, which is subject to the conditions set forth in the Securities Purchase Agreement and as further described in this Information Statement, is structured as a divestiture of the assets of the Wireless Operations of USCC to T-Mobile and would not have any direct impact on the USCC Common Stock or its holders. The Transaction Consideration will be provided directly to USCC in the form of cash paid by T-Mobile to the Company and the assumption of up to $2 billion of certain indebtedness of the Company by T-Mobile. T-Mobile will not make any payments directly to holders of USCC Common Stock, and any decisions regarding capital allocation or use of proceeds by USCC will be made by the USCC Board in due course. The Closing is not structured to have any impact on USCC’s status as a public company or the USCC Common Stock that is traded on the New York Stock Exchange.

As noted elsewhere in this Information Statement, T-Mobile has agreed, subject to the conditions set forth in the Securities Purchase Agreement and as further described in this Information Statement, to acquire the Wireless Operations, which is comprised of USCC’s wireless operations and select spectrum assets. USCC has also publicly announced its intention to opportunistically monetize (including in potential future sale transactions) its spectrum assets (the “Retained Spectrum”) that are not subject to the Securities Purchase Agreement with T-Mobile. The Retained Spectrum includes approximately 70% of USCC’s wireless spectrum portfolio including cellular, C-Band and 3.45 GHz spectrum and will remain a part of the Retained Business following the Closing (to the extent not monetized or sold).

All other assets currently owned by USCC, which primarily consist of its portfolio of owned towers and its interests in certain non-operating equity method investments, are not included in the assets to be conveyed to T-Mobile in the Transactions. With respect to USCC’s owned towers, the Securities Purchase Agreement also provides that at the Closing USCC and T-Mobile will enter into a master license agreement pursuant to which T-Mobile will (a) license from USCC, for a minimum of 15 years, space on a minimum of 2,015 existing or to-be-constructed towers owned by USCC and its affiliates and (b) extend the license term for the approximately 600 towers owned by USCC and its affiliates on which T-Mobile or its affiliate is already a tenant for a new 15-year term commencing as of the Closing, as described in the section entitled “—Long Term Master License Agreement”.